EShallGo Inc.

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

April 13, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	EShallGo Inc. Draft Registration Statement on Form F-1 Submitted December 27, 2021 CIK No. 0001879754

Dear Mr. Anderegg:

This letter is in response to your letter on January 26, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of EShallGo Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 27, 2021. On the date hereof, the Company has submitted Amendment No. 1 to Registration Statement on Form F-1 (“Form DRS/A”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the cover page in the Registration Statement to refrain from using “replicating” an investment when disclosing the VIE structure and revised the disclosure accordingly.

2.	We note your disclosure that "[r]ecently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement." Please amend your disclosure to briefly describe the specific regulatory actions and statements to which you refer.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have expanded our disclosure on the cover page regarding the recent PRC regulatory statements and actions.

3.	We note your disclosure concerning the Holding Foreign Companies Accountable Act. Please augment your disclosure to include whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure regarding the Holding Foreign Companies Accountable Act and our auditor on the cover page.

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures referring to each of our subsidiaries or VIEs on the cover page as well as throughout Form DRS/A.

5.	We note your disclosure describing the current regulations related to cash transfers throughout your organization, including that you "have not made any transfers, dividends or distributions to the U.S. investors." Please amend your disclosure to provide a more detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included a description of how cash is transferred through our organization and our intention to distribute earnings in the cover page. We further advise the staff that there has been no transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIE, as shown on the tabular form of a condensed consolidating schedule starting on page 8 and the consolidated financial statements on page F-1.

Prospectus Summary, page 1

6.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a tabular form of a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required on pages 8-10 of Form DRS/A.

Prospectus Conventions, page 2

7.	We note your disclosure that "We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth." As appropriate throughout your filing, including your description of your industry and business, where your disclosure relies upon these statistics or sources, please identify the specific source.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the industry section in its entirety and cited sources for such publicly available information starting on page [--].

Overview, page 3

8.	Please provide the measure by which you are a "leading" office solution provider in China. For example, disclose whether you lead by sales, market share, or some other metric.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have supplemented our disclosure regarding our being a “leading” office solution provider in China on page 3.

9.	We note your disclosure that "EShallGo has completed the initial setup of e-commerce and national service outlets and gained initial success in the market." Please clarify what the "initial setup" of e-commerce and national service outlets means. Please also clarify what is meant by "success" in this context.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have expanded disclosure on the Company’s “initial setup” of the e-commerce and national service outlets, as well as its initial success on page 3.

10.	We note your reference to "the prosperous and thriving growth of business in China in recent years." Please reconcile this disclosure with your disclosure on page 22 that "[t]he Chinese economy has slowed down since 2012 and such slowdown may continue."

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have reconciled the above-referenced inconsistency regarding the growth of business in China on pages 3 and 23. Although the Chinese economy’s annual growth rate is no longer over 10% like in the past three decades, which is quite unprecedented, it still maintains solid positive annual growths in the past decade.

Contractual Arrangements with Our VIE and Its Shareholders, page 4

11.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. You disclose "The VIE agreements are designed to provide EShallGo WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Junzhang Beijing and Junzhang Shanghai, including absolute control rights and the rights to the assets, property and revenue of Junzhang Beijing or Junzhang Shanghai." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure regarding the contractual agreements and the power associated with it in regard to the relationship between the holding company and the VIEs throughout Form DRS/Aon pages 5, 37 and 107. We have included disclosure to specifically clarify that:

1)	neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE;

2)	the contractual agreements are not equivalent to equity ownership in the business of the VIE;

3)	control or benefits that accrue to our company because of the VIE is limited to the conditions of financial consolidation of the VIE under U.S. GAAP;

4)	Our company is the primary beneficiary of the VIE for accounting purposes; and

5)	the VIE agreements have not been tested in a court of law.

Transfers of Cash to and from Our Subsidiaries, page 7

12.	We note your disclosure that "Eshallgo is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements." Please provide a detailed description of the restrictions on distributions, including a discussion of the relevant government regulations requiring registration, approvals, and filing requirements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. We also note your disclosures that you are "a holding company with no operations of its own," you "conduct [y]our operations in China primarily through [y]our VIEs," and that you "may rely on dividends to be paid by [y]our VIEs and their subsidiaries to fund [y]our cash and financing requirements." Please disclose how you have funded your cash and financing requirements to date if, as you disclose here and on page 10, "there has been no distribution of dividends or assets among the holding company or the subsidiaries." As applicable, quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have previously provided a detailed description of the restrictions on distributions, including a discussion of the relevant government regulations requiring registration, approvals, and filing requirements, as well as any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors on page 7. We also advise the staff that although there have been no transfers or distributions of dividends or assets among the holding company and the subsidiaries, the daily operations of each of the subsidiaries and VIEs satisfy their respective financing conditions. There have been no dividends or distributions that a subsidiary or consolidated VIE has made to the holding company to date. We have also included in the disclosure our intention to distribute earnings or settle amounts owed under the VIE agreements. We further advise the staff that since there has been no transfers, dividends, or distributions made to date between the holding company, its subsidiaries, and consolidated VIEs, no reference is made in the condensed consolidating schedule or consolidated financial statements.

13.	We note that you discuss "Transfers of Cash to and from Our Subsidiaries" and "Transfers of Cash to and from Our VIEs and Subsidiaries" in two separate sections of your prospectus summary, separated by your summary risk factors. To clearly describe how cash is transferred throughout your organization, please consider amending your disclosure to present these two sections next to each other in your Prospectus Summary.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the sectional arrangement regarding transfers of cash among our subsidiaries and VIEs and the disclosure has now been consolidated on pages 7 and 8.

Summary of Risk Factors, page 8

14.	We note your disclosure "Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky." Please amend your disclosure here to provide a more detailed summary of the risks related to doing business in China. Your disclosure should include a discussion of the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. For each risk factor listed, please provide a cross reference to the more detailed discussion of these risks in the "Risk factors" section of your prospectus. A general reference to your "Risk Factors" disclosure is not sufficient, and each risk factor should include a specific cross-reference.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the summary of risk factors section to provide more detailed summary of the risks related to doing business in China on pages 11 to 12 and have provided cross-reference to each risk factor mentioned.

Holding Foreign Company Accountable Act, page 10

15.	Please augment your disclosure to state that, if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to you after considering the effectiveness of your auditor's audit procedures, it may lead to your securities being delisted.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 12 to state that if Nasdaq or regulatory authorities decide to apply additional and more stringent criteria to you after considering the effectiveness of your auditor's audit procedures, it may lead to your securities being delisted.

PRC Limitation on Oversea Listing, page 14

16.	We note your disclosure concerning the impact of the M&A Rules on your Company. Please expand your disclosure to discuss the potential impact of these regulations on investors. Also, include in your discussion the possibility the law is changed, and the related consequences to you and your investors.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have expanded our disclosure on the PRC regulations on page 15. We have also included the discussion about the related consequences to our company and our investors if the law is changed on page 16.

17.	We note that, on December 24, 2021, the CSRC issued two new draft regulations: the Administrative Provisions of the State Council on Overseas Securities Offering and Listing by Domestic Companies, and the Administrative Measures for the Filings of the Overseas Securities Offering and Listing by Domestic Companies. Please amend your disclosure in this section to discuss these new draft regulations, including the status of the same, and each's potential impact on your business and operations. Make conforming changes throughout your filing, including to your "Risk Factors" and your "Regulation" discussion in the description of your business.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated our disclosure on the new draft regulations by the CSRC in the Risk Factors on page 56 and Regulations on page 140.

Recent Regulatory Development in PRC, page 15

18.	Please amend your disclosure to discuss the impact of the relevant regulatory developments on investors. Please also address the applicability, if any, of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and discuss any related impact on your company and investors. Make conforming changes throughout your filing, including to your "Risk Factors" and "Regulation" disclosures.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure to

1.	discuss the impact of the relevant regulatory developments on investors on page 16.

2.	address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review on page 16; and

3.	discuss any related impact on our company and investors on page 16.

Risk Factors

"Product shortages may impair our operating results.", page 20

19.	We note your reference to "key supply agreements." Please amend your disclosure to identify any "key suppliers" that are material to your business. Further, in an appropriate place in your filing, please disclose the material terms of your key supply agreements. Finally, please file any material key supplier agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included the two most material supplier agreements with Sharp Trading (China) Co., Ltd. and Shanghai Mingzhe Office Equipment Co., Ltd. as exhibits 10.11 and 10.12. We have added disclosure of the material terms with them on page 119.

"If we are unable to implement and maintain . . .", page 26

20.	We note your disclosure that "[w]e are not subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls." Please amend your disclosure to clarify if and when you will be subject to this requirement. As a related matter, we note your references to a "material weakness" in your internal controls. Please identify the specific material weakness(es) to which you refer. If you material weakness is your inability to maintain effective internal controls, please clearly disclose the same.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 27 that we will be required to include a report of management on our internal control over financial reporting on Form 20-F beginning with our second annual report following the consummation of this offering. We further advise the Staff that the Company has disclosed potential material weaknesses in its inability to maintain effective internal controls on page 27.

"We have 23 subsidiaries, 19 of which rely on each partner who holds 45% shares of each subsidiary.", page 37

21.	We note your disclosure that "Junzhang Shanghai holds 55% equity in 19 out of 20 of its subsidiaries, and our local business partner holds 45% to develop business and expand the local market." Please identify the local business partner, and include this entity in your organizational graphic on page 4.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised Form DRS/A to include the identities of local business partners on pages 4 and 106 as shown below. We further advise the Staff that since the business partner of each of the subsidiaries are natural persons, we have not included them in the corporate organizational chart.

No.	Company Name	Equity Distribution
		55% Shareholder	Shareholder	Ownership Percentage
1	Beijing ESHALLGO Technology Development Co. Ltd.	Junzhang Digital Technology (Shanghai) Co., Ltd.	Xiaoxiao Li	45%
2	Shijiazhuang ESHALLGO Information Technology Co., Ltd.		Jianfu Liu	45%
3	Harbin ESHALLGO Information Technology Co., Ltd.		Xiaorong Wu	45%
4	Qingdao ESHALLGO Information Technology Co., Ltd.		Kuihou Wang	45%
5	Tianjin ESHALLGO Office Equipment Leasing Co., Ltd		Chenyu Sun	45%
6	Guangzhou ESHALLGO Office Equipment Leasing Co., Ltd.		Chenfan Zhang	45%
7	Shenzhen ESHALLGO Information Technology Co., Ltd.		Fangpei Zhou	45%
8	Kunming ESHALLGO Information Technology Co., Ltd.		Lizhou Li	45%
9	Xi’an ESHALLGO Information Technology Co., Ltd.		Haichao Meng	45%
10	Chengdu Junzhang digital Technology Co., Ltd.		Wei Mai	45%
11	Chongqing ESHALLGO Office Equipment Co., Ltd.		Tao Wu	45%
12	Hangzhou ESHALLGO Information Technology Co., Ltd.		Weiguo Wang	45%
13	Ningbo Haishu ESHALLGO Junzhang Digital Technology Co., Ltd.		Jianhua Miao	45%
14	Changchun ESHALLGO Information Technology Co., Ltd.		Chuang Li	40%
			Zhiliang Mao	5%
15	Zhengzhou Junzhang Office Equipment Co., Ltd.		Liangwei Li	45%
16	Hefei Junzhang EESHALLGO Digital Products Co., Ltd.		Yashen Tong	45%
17	Qinghai ESHALLGO Information Technology Co., Ltd.		Jun li	45%
18	Shanghai Changyun Industrial Development Co., Ltd.		Peidong Xia	45%
19	Eshallgo Office Supplies (Shanghai) Co., Ltd.		17 shareholders[1]	45%
20	Shanghai Lixin Office Equipment Co., Ltd.	Junzhang Digital Technology (Shanghai) Co., Ltd.	100%

1 The 17 shareholders collectively own 45% of Eshallgo Office Supplies (Shanghai) Co., Ltd. are Xiangyang Lu, Lei Ye, Weiping Yang, Yi Wang, Jianli Shi, Saidi Yang, Changnian Huang, Xiang Li, Ying Tang, Bo Ni, Yuanfa Zhang, Jun Zhang, Chunhai Lu, Weihua Guan, Liming Tang, Weihua Li, and Yueran Qian.

"Our contractual arrangements may not be as effective in providing . . .", page 38

22.	We note your disclosure that "[w]e are trying to transfer the business that does not involve in the Negative List to the WFOE, in which we have the whole ownership interest, and we can fully control and operate these businesses." Please amend your disclosure to describe the business and activities you conduct that are not on the Negative List, that you are trying to transfer to your WFOE. In your discussion, please disclose the percentage of your revenue from this business for the financial periods presented in the filing, compared to your revenue from businesses on the negative list for the periods presented in the filing. Please also clarify the activities you engage in that are "value-added telecommunications" services. As a related matter, we note your reference on page 50 that your VIEs participate in the co-working space industry. Please clarify which activities of your VIEs relate to this industry.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have disclosed the business and activities we conduct that are not on the Negative List and that we are trying to transfer to WFOE on page 40. Regarding the revenues generated from this business and its percentage, we respectfully advise the Staff that, as also responded in the Staff’s Comment #31, the Company has not yet generated revenue from its e-commerce sales and leasing businesses. We have also corrected the disclosure regarding the co-working space industry under the risk factor titled “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably” on page 50.

"Substantial uncertainties exist . .. .", page 42

23.	We note your disclosures that "the State Council will publish or approve to publish the 'negative list' for special administrative measures concerning foreign investment," and "the 'negative list' has yet to be published." However, it appears that, on December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), which will come into effect on January 1, 2022. Please revise or advise. Make conforming changes to your "Regulation" disclosure beginning on page 112.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on the subject in the Risk Factor section on page 43, and in the Regulation section on page 122.

"PRC regulation of loans to and direct investment in PRC entities . . .", page 46

24.	Please quantify the current statutory limit on loans you may make to your PRC subsidiary and VIEs.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have previously disclosed the current statutory limit on loans we may make to our subsidiaries and VIEs on page 137 under “Regulations Relating to Foreign Exchange.”

"We are currently delinquent on our statutory obligations . . .", page 52

25.	Please quantify, if estimable, the aggregate potential liability, including the amount of outstanding contributions, penalties, and fines, you could incur related to you not having adequately paid social insurance and housing provident fund contributions for your employees.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the previously disclosed potential liability or penalties related to our inadequate social insurance and housing provident fund contributions, as well as an estimate on potential liabilities on page 53 starting with “We have not adequately paid social insurance and housing provident fund contributions for our employees. According to…”

"The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq . . .", page 55

26.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated disclosure regarding the rules adopted by the Commission on pages 56 and 57.

"Our board of directors may decline to register transfers of ordinary shares in certain circumstances", page 59

27.	Please augment your risk factor disclosure to make clear that your directors may refuse to register the transfer of a share to any person in their absolute discretion, without giving any reason for their refusal.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the disclosure on the subject on page 60.

Use of Proceeds, page 64

28.	We note your disclosure throughout the filing that you plan to accomplish your expansion through acquisitions of and investments in other businesses. Please tell us whether you intend to use any of the proceeds from this offering for these purposes, and if so, please amend your disclosure accordingly.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure regarding proceeds to be used in business expansion on page 65.

Capitalization, page 65

29.	Please revise to exclude the non-controlling interest in the amount of $4,162,304 from total shareholder's equity consistent with your balance sheet presentation on page F-3 of the filing.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to exclude the non-controlling interest from total shareholder’s equity in the Capitalization section to be consistent with the balance sheet presentation on page 66.

COVID-19, page 69

30.	Please amend your disclosure to provide a more detailed discussion of the effects of COVID-19 on your business. More specifically, please quantify the impact of the suspended warehouse delivery and door-to-door technical service activities, and disruptions in shipping operations. For example, quantify the reduction in your sales or revenues during these periods.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on COVID-19 on page 70.

Business

Overview, page 88

31.	Throughout your filing you refer to both e-commerce and national service outlets. To provide investors with a better understanding of your business model, please clarify the percentage of your revenue generated from e-commerce sales and leases compared to national service outlet for the period presented in the filing.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company has yet to generate any revenue from e-commerce sales and leases for the period presented in the filing. However, the Company has laid most of the groundwork to implement its impending e-commerce businesses by having gone through the challenging process to obtain the EDI (Electronic Data Interchange) license from the Chinese government, fully developed the online systems, and established holding companies as well as hired technicians throughout 20 provinces in China. The e-commerce platform will be launched immediately after the IPO, and we have further clarified the plan on page 90.

Our History and Growth Strategy, page 92

32.	Please amend your disclosure to describe the material terms of your "long-term cooperation mechanism with world-renowned office equipment makers."

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided forms of supplier agreement with Sharp and Fujifilm (Xerox) as Exhibits 10.11 and 10.13.

Our Background, page 92

33.	We note your disclosure that "[a]s of the date of this prospectus, the Company, through its VIEs, has developed a number of service stations to tend the aftersales needs of its customers across China, and will eventually establish franchises by forming relationships with like-minded businesses to operate under its name. The franchises under Junzhang are service providers who have completed registration and signed service agreements with Junzhang Shanghai, who help serve tens of thousands of loyal customers all over the country. At the same time, through the brand EShallGo platform developed by Junzhang Digital Technology, a new business model of "Internet + Service e-commerce" and the idea of national service outlets have been formed. This model has truly integrated all online and offline service categories into a one-stop service station." The current status of your business and plans for expansion are unclear from this disclosure. Please revise to clearly disclose whether you currently operate any franchises, or whether your plan to franchise is aspirational. If you currently operate through a franchise model, please clarify the number of franchises you operate compared to the number of company-owned service stations, and clarify how you generate revenue from franchised locations. Please also provide more detail about your platform, including a description of the services provided through your platform and how your business model has "integrated online and offline service categories."

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company does not operate through a franchise business model, but rather an aspirational plan in the future. We have amended the disclosure accordingly on page 102. In addition, we have provided details about our platform on page 108.

Exclusive Option Agreement, page 98

34.	We note your disclosure that "EShallGo WFOE, Junzhang Beijing and each of the shareholders of Junzhang Beijing entered into an exclusive option agreement." Please tell us whether WFOE entered into a similar agreement with Junzhang Shanghai. In this regard, it appears that almost all of your operating subsidiaries are structured under Junzhang Shanghai. If you have entered into an exclusive option agreement with Junzhang Shanghai, please amend your disclosure to state the same, and describe the agreement.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended our disclosure to include the Exclusive Option Agreement between EShallGo WFOE and Junzhang Shanghai on pages 5 and 108.

Director and Executive Compensation, page 137

35.	Please update your executive compensation disclosure to include your recently completed fiscal year. See Item 6.B. of Form 20-F.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the executive compensation for the fiscal year ended March 31, 2021 on page 147.

Description of Share Capital, page 140

36.

In light of your dual-class capital structure, please revise your disclosure as follows:

•    Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.

•    Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class A ordinary shareholders might consider in their best interest.

•    Further, please disclose your controlling shareholder(s)' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Include this disclosure on your prospectus cover page.

•    In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders. Make conforming changes to your risk factor disclosure.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have expanded the disclosure on the risks suggested by the Staff and revised the disclosure both Risk Factors section on page 59 starting with “The dual class structure of our ordinary shares will have the effect of concentrating voting control with Junzhang Digtal Limited …” and the Description of Share Capital section on page 150. We have also added a disclosure on the cover page of Form DRS/A.

General

37.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company undertakes to provide to the Staff all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriter that is participating in the Company’s initial public offering has confirmed to the Company that it has not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act.

38.	Your signature page suggests that you intend to appoint a new individual as your principal financial officer. If true, please update your disclosure throughout the filing as appropriate to provide the required information about this individual, when available. If you do not intend to appoint a new individual, please enhance your risk factor and MD&A disclosure that discusses your material weakness relating to your lack of sufficient accounting and financial reporting personnel to specifically acknowledge that you have not retained a chief financial officer, if true.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we intend to appoint an individual as principal financial officer and provide the information on this individual in the next amendment to the registration statement.

39.	At first use, please define the terms "Consolidated Affiliated Entities" and "Registered Shareholders."

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have amended the disclosure on "Consolidated Affiliated Entities" and "Registered Shareholders” on pages 14 and 39 respectively.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer